
SEC MAIL PROCESSING
RECEIVED
APR 2 9 2005
WASH, D.C.
202
SECTION

SEC  MISSION

05043109

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
(REVISED)

SEC FILE NUMBER
8- 51661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILLIAM E. HOPKINS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. HIGHLAND AVENUE
(No. and Street)

JACKSON,	TN	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE T. ALLEN III 731-668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WHITEHORN TANKERSLEY & CO., PLLC
(Name – *if individual, state last, first, middle name*)

110 E. PLEASANT STREET	COVINGTON	TENNESSEE	38019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 5-17-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE T. ALLEN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAM E. HOPKINS & ASSOCIATES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANN HOPKINS
NOTARY PUBLIC AT LARGE
MADISON COUNTY, TN

Signature

VP CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS (REVISED)
AS OF DECEMBER 31, 2004

Schedule 1

NET CAPITAL

Current assets	$ 66,103
Total liabilities	(47,561)
Net capital before deductions	18,542
Haircuts on securities positions	(300)
Other deductions	(1,308)
Net capital	16,934
Minimum capital requirement	(5,000)
Excess net capital	$ 11,934

NOTE: The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2004 (as revised) reported excess net capital of $11,935. The difference in excess net capital of $1 represents rounding differences.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
RECONCILIATION OF STATEMENT OF FINANCIAL CONDITION TO THE STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS (REVISED)
DECEMBER 31, 2004

Schedule 2

CURRENT ASSETS

Total assets reflected in statement of financial condition	$ 78,765
Less noncurrent assets included in total assets	
Receivables from broker	(477)
Receivables from noncustomers	(4,842)
Deferred income tax asset	(7,343)
TOTAL CURRENT ASSETS	$ 66,103

TOTAL LIABILITIES

Total liabilities reflected in statement of financial condition	$ 47,561

Note: The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2004, (as revised) reflected total assets of $78,766. The difference in total assets of $1 represents rounding differences.

The Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2004, reflected total liabilities of $47,561.